FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 07 August 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the "Company")

Iain Mackay appointed GSK Chief Financial Officer

GlaxoSmithKline plc today announces that Iain Mackay has been appointed GSK's next Chief Financial Officer (CFO). He has also been appointed as an Executive Director to the GSK Board. Mr Mackay will join the company on 14 January 2019.

Mr Mackay joins GSK from the global bank HSBC, where he has been Group Finance Director for the last 8 years. GSK announced in May that the Company's CFO, Simon Dingemans, is to retire from the Company in May 2019.

A chartered accountant, Mr Mackay has worked in Asia, the US and Europe and before HSBC was at General Electric, Schlumberger Dowell and Price Waterhouse. He is a trustee of the British Heart Foundation and a member of the Court of the University of Aberdeen.

Emma Walmsley, Chief Executive Officer, GSK said: "I'm delighted to welcome Iain to GSK. As a proven CFO of a complex, regulated global organisation, he brings tremendous finance experience and will be a great addition to the team. He is a strong leader with a track record of driving cost, cash and capital allocation discipline to deliver strategy. These capabilities will be vital as we continue to implement our Innovation, Performance and Trust priorities for the benefit of patients and shareholders."

Philip Hampton, Chairman, GSK said: "On behalf of the Board I welcome Iain to GSK. His experience in different sectors and in complex, regulated environments will be valuable to the Board and I look forward to his contributions."

Simon Dingemans will continue to be accountable as CFO for GSK's financial governance through March 2019. There will be a transition period from 14 January when Mr Mackay is CFO Designate, with him taking formal accountability as CFO from 1 April. Mr Mackay will join the Corporate Executive Team and the Board from 14 January.

V A Whyte
Company Secretary

7 August 2018

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 2406	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Notes

1.   Remuneration

The Remuneration Committee sought to agree a package that enabled the Company to recruit a very experienced CFO from the UK marketplace within the Company's current shareholder approved remuneration policy. It considers the package is appropriate for the Company and its shareholders.

	£	Notes
Base salary	£850,000	The comparator group for pay for the CFO role is the UK cross industry comparator group.
Annual bonus	£850,000	The on-target bonus would be 100% with a maximum of 200% as for the existing CFO.
Award of LTIs	£1,700,000	This assumes an expected value of 50% of an award of performance shares under the Company's 2017 Performance Share Plan at a 4x multiple of base salary as for the current CFO
Share Ownership Requirement (SOR)	300% of base salary	This is in line with GSK's shareholder approved executive remuneration policy approved earlier in 2017.
Benefits and pension		Benefits and pension will be in line with our policy and arrangements for other senior executives based in the UK.

Mr Mackay's contract of employment will be available for inspection at the Company's registered office and on the Company's website, www.gsk.com by 14 January 2019.

       2.   Shareholding information

Mr Mackay does not hold any shares in the Company.

      3.   Regulatory disclosure

The Company confirms that, in respect of Listing Rule 9.6.13R(1),  Mr Mackay is currently an executive director of HSBC Holdings plc. This directorship will cease before he commences his employment with GSK. There are no details to disclose in respect of Listing Rule 9.6.13R(2)-(6).

   4.   Board composition

With effect from 14 January 2019, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Ms Emma Walmsley	Chief Executive Officer
Mr Simon Dingemans Mr Iain Mackay	Chief Financial Officer Chief Financial Officer Designate
Dr Hal Barron	Chief Scientific Officer & President, R&D
Mr Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Dr Laurie Glimcher	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

Biographical details for each Board member can be found on the Company's website, www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2017.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 07 August, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc